

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2024

Martin Lewis
Chief Financial Officer
Pearl Holdings Acquisition Corp
767 Third Avenue, 11th Floor
New York, NY 10017

  Re: Pearl Holdings Acquisition Corp
    Form 10-K for the fiscal year ended December 31, 2023
    Form 10-K/A for the fiscal year ended December 31, 2023
    File No. 001-41165

Dear Martin Lewis:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction